Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

For Immediate Release

Stream Holds 2007 Annual General Meeting:
Elects 2007 Board of Directors &
Appoints New Director

WARSAW, Poland, November 22, 2007 - Stream Communications Network & Media Inc. (OTC BB: SCNWF & FSE: TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced that the Annual General Meeting ("AGM") for Year 2007 was held on November 21, 2007. At the AGM, the following resolutions were made:

1.   Robert Dziublowski was appointed director, replacing Przemyslaw Aussenberg, who stepped down from the Board due to other commitments. Mr. Dziublowski's background is included below.

2.   The new Board of Directors of Stream for the ensuing year will be comprised of:
Robert Wussler
Iwona Kozak
Jan S. Rynkiewicz
George Hervey-Bathurst, Independent Director
Robert Dziublowski, Independent Director

3.   Officers of the Company will be:
Robert Wussler, Chairman
Iwona Kozak, Secretary
Jan S. Rynkiewicz, President & CEO

Jens Christensen, CFO

4.   The Audit Committee for the ensuing year will be comprised of:
Jan S. Rynkiewicz
Robert Dziublowski, Independent Director

George Hervey-Bathurst, Independent Director

5.   The Compensation Committee for the ensuing year will be comprised of:
Robert J. Wussler
Jan S. Rynkiewicz
Iwona Kozak

6.   The Corporate Governance Committee for the ensuing year will be comprised of:
George Hervey-Bathurst, Independent Director
Jan S. Rynkiewicz
Robert Dziublowski, Independent Director

7.   Deloitte & Touche, LLP, Chartered Accountants has been appointed as auditor of the Company for the ensuing year.

New Director Robert Dziublowski

Mr. Dziublowski brings over 15 years of experience in investing, consulting and management and has advised a number of international companies on doing business, building a Central European presence or making acquisitions in Poland and Central Europe. His clients have included Nasdaq and Eiffage Construction, one of the largest construction groups in Europe.

He has advised leading Polish companies in acquisitions in the insurance, media and telecommunications sectors. His clients have included Wussler Group, a partner of company of Ted Turner Pictures, WPI, a U.S. telecommunications group, and Grupa PZU, a leading Polish financial services firm.

He has served on the boards of a number of companies traded on the Warsaw Stock Exchange, and currently serves on the board of Mobiltek, a company he launched in 2002.

"Robert's extensive advisory experience in Polish corporate transactions and acquisitions in particular are a welcome addition to Stream's Board," said Jan Rynkiewicz, President and CEO of Stream Communications. "His skills are valuable for the industry consolidation that Stream expects to participate in."

Mr. Dziublowski received an M.A. in Political Science from Warsaw University in 1988 and an M. A. in International Relations from University of Hawaii in Honolulu in 1990.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland. Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

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